FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June 2020

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F         X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes                          No         X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                           No         X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                           No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

TABLE OF CONTENTS

Item

MATERIAL EVENT

RISK RATING OF THE NEGOTIABLE OBLIGATIONS GLOBAL PROGRAM
AND INSTITUTIONAL SHORT AND LONG TERM RATINGS RATING

Buenos Aires, June 25th 2020

Securities and Exchange Commission

Re: RELEVANT EVENT – RISK RATING OF THE NEGOTIABLE OBLIGATIONS GLOBAL PROGRAM AND INSTITUTIONAL SHORT AND LONG TERM RATINGS RATING.

In accordance with the legislation currently in force, we hereby inform you that S & P Global Rating, decided to modify the rating of the Negotiable Obligations Global Program of the entity up to a total outstanding amount of USD 1500 million with due date on July 15th, 2023, raBBB+ to raBBB-, with a negative outlook and the Short Term Institutional Rating from raA-2 to raA-3. Moreover, it modified the Long Term Institutional Rating from raBBB+ to raBBB- with a negative outlook .This is due to the review of the transfer and convertibility risk assessment (T&C) for the Argentine Republic and the modification of its impact on the Company’s credit quality at individual level and in comparison with other Argentine issuers.

This rating was carried out on a national basis.

Sincerely yours.

Banco BBVA Argentina S.A.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 17-10-19 N° 21.332 L.97 T SA (T.O)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: June 25th, 2020	By:	/s/ Ernesto Gallardo
	Name:	Ernesto Gallardo
	Title:	Chief Financial Officer